Contact

www.linkedin.com/in/brandy-hipp-4b240085 (LinkedIn)

Top Skills

Tax
International Tax
Accounting

Languages

French

Brandy Hipp

CPA, Chief Financial Officer at Ashley Black Guru
San Antonio, Texas, United States

Summary

Brandy is a high performing corporate executive with extensive experience working in the tax and finance departments of both a high-growth startup and a large multinational corporation. She is able to provide both high-level strategic leadership and detail-oriented operational support. Her agility, stamina and positive attitude allowed for a long and successful tenure in the highly demanding IT services industry. Brandy is skilled in Transfer Pricing, Tax Provisions, International, Federal & State Tax Compliance, Tax Planning, Forecasting and Project Management. She is a professionally trained people manager with a Master's degree in Taxation from The University of Texas at San Antonio.

Experience

Ashley Black Guru
6 years 4 months

Chief Financial Officer
December 2018 - Present (5 years 4 months)
Texas, United States

CFO
September 2018 - Present (5 years 7 months)

VP Finance & Tax
December 2017 - Present (6 years 4 months)

Responsible for the Tax, Accounting, HR, Finance, and Treasury strategy and operations for one of the fastest growing E-commerce (D2C / HPC), lifestyle brands.

If you like working virtually, in a young-hip, mission-oriented, ''change the world'' culture. We're hiring! :-)

Rackspace, the #1 managed cloud company

6 years

Tax Senior Manager
September 2017 - December 2017 (4 months)
San Antonio, Texas

International Tax Manager
January 2012 - August 2017 (5 years 8 months)

Main responsibilities include transfer pricing, provision, local country income
tax and transaction compliance and statutory filings.

Rackspace, the Open Cloud Company
Domestic Tax Analyst
July 2009 - 2011 (2 years)

As a Domestic Tax Analyst, my primary responsibilities were State and Federal
compliance and provision.

Jackson Hewitt Tax Service Inc.
Tax Preparer
September 2005 - May 2006 (9 months)
Universal City, Texas

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Education

The University of Texas at San Antonio
Master's degree, Taxation · (2007 - 2009)

Texas Lutheran University
Bachelor's degree, Marketing · (1999 - 2001)